Live Oak Acquisition Corp. II

40 S. Main Street, #2550

Memphis, TN 38103

September 15, 2021

Division of Corporation Finance

Office of Manufacturing

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Live Oak Acquisition Corp. II
Amendment No. 3 to Registration Statement on Form S-4
Filed September 10, 2021
File No. 333-256880

Ladies and Gentlemen:

Set forth below is the response of Live Oak Acquisition Corp. II (the “Company”, “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 15, 2021, with respect to Amendment No. 3 to Registration Statement on Form S-4, File No. 333-256880, filed with the Commission on September 10, 2021 (the “Registration Statement”).

For your convenience, the response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment No. 3 to Registration Statement on Form S-4 unless otherwise specified.

Amendment No. 3 Registration Statement on Form S-4

General

1.

We note that the proxy statement/prospectus is missing information such as the LOKB record and special meeting dates, the number of shares of LOKB common stock and preferred stock to be authorized in the amendment to your charter, the value of Class A common stock from PIPE investors on page 9, the value of sponsor and founders stock on pages 21, 22, 23 and 88, and per share market price on pages 19 and 291. Please include this information, and any other missing information, in a pre-effective amendment.

RESPONSE:    The Company notes the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 9, 21, 22, 23, 88, 19 and 291 of the Registration Statement in response to the Staff’s comment.

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Securities and Exchange Commission

September 15, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Sarah Morgan of Vinson & Elkins L.L.P. at (713) 758-2977.

Very truly yours,

LIVE OAK ACQUISITION CORP. II

By:	/s/ Richard J. Hendrix
Name:	Richard J. Hendrix
Title:	Chief Executive Officer

Enclosures

cc:	Sarah K. Morgan, Vinson & Elkins L.L.P.
John Kupiec, Vinson & Elkins L.L.P.